January 17, 2017

Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE - Mail Stop 4546

Washington, D.C. 20549

Re:	Universal Insurance Holdings, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed February 24, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 4, 2016

File No. 001-33251

Dear Mr. Rosenberg:

Set forth below are the responses of Universal Insurance Holdings, Inc. (the “Registrant”) to the comment letter dated December 16, 2016 (the “Comment Letter”). For ease of reference, each comment contained in the Comment Letter is printed below in italics and is followed by the Registrant’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 5: Insurance Operations

Regulatory Requirements and Restrictions, page 79

1.	Please represent to us that in future Forms 10-K you will disclose the amounts of dividends your subsidiaries can pay to you as of the end of the most recently completed year, not the preceding fiscal year consistent with the guidance in ASC 944-505-50-1c and Rule 4-08(e)(3)(ii) of Regulation S-X.

We hereby represent that, in our future Forms 10-K, we will disclose the amounts of dividends that can be paid to us by our subsidiaries as of the end of the most recently completed year, consistent with the guidance in ASC 944-505-50-1c and Rule 4-08(e)(3)(ii) of Regulation S-X.

Note 15: Commitments and Contingencies

Operating Leases and Other, page 91

2.	You disclose a letter agreement with Ananke that calls for a minimum annual spend of $5 million towards covered loss index swaps during the period from June 1, 2016 through May 31, 2025. We note no disclosure associated with loss index swaps in either your June 30, 2016 or September 30, 2016 Forms 10-Q. Please tell us:

•	Whether you have made any payment associated with these swaps;

•	Whether you are still obligated to make payments under this letter agreement;

•	The terms of the swaps and your accounting or anticipated accounting therefor; and

•	Your consideration for disclosing the information requested in the preceding bullets in your filings.

As disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2016, on page 36, the Company purchased a security that would provide $10 million of proceeds to the Company if triggered under the terms of the catastrophe risk-linked transaction contract, effective August 10, 2016 through December 31, 2016. The contract provides recovery by the Company in the event of a covered wind event occurring in Florida during the contract period. The total cost to the Company is $900,000.

This catastrophe risk-linked transaction contract is the “covered loss index swaps” referred to in Note 15 of the Form 10-K. To date, this is the only amount that has been paid pursuant to December 2014 letter agreement with Ananke. The Company remains obligated to spend an additional $4.1 million under the agreement before May 31, 2017.

The Company accounted for the risk-linked contract by amortizing the cost (fixed payment) to general administrative expense ratably over the contract period. In the event of an occurrence of a covered wind event, which did not occur, the Company would recognize the notional value on the balance sheet with the change in value in other income. This accounting policy was not included in the notes to financial statements in the third-quarter Form 10-Q because management did not deem this transaction to be material. The Company will provide disclosures for material transactions involving such instruments in future filings. Our anticipated accounting and disclosures for these type of securities would depend on the future terms of the securities but generally would fall within the scope of ASC 815 Derivatives and Hedging Activities.

Furthermore, the Company will update its disclosure for the remaining commitment in the notes to financial statements in its future filings, including its Annual Report on Form 10-K for the year ended December 31, 2016.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Notes to Condensed Consolidated Financial Statements

Note 15: Out-of-Period Adjustment, page 26

3.	Please provide us an analysis of the accounting literature that supports recording ceded premiums when written as opposed to when paid resulting in you recording the out of period adjustment. As you characterize your previous accounting as a misapplication of GAAP, which is an error, provide us a quantitative and qualitative analysis supporting why restatement of your balance sheets and, as applicable, statements of cash flows for interim periods in 2016 and annual periods 2013, 2014 and 2015 is not necessary pursuant to ASC 250.

Accounting Treatment

On June 1 of each year, the Company puts in place a reinsurance program to mitigate the impact of a catastrophe(s) or a large loss(es) to the Company. This program protects the Company against excess property catastrophe losses and also includes the mandatory coverage required by law to be placed with the Florida Hurricane Catastrophe Fund (“FHCF”). The Company’s excess of loss and catastrophe reinsurance contracts under this program (collectively, the “CAT Program”) take effect on June 1 and extends through May 31 of the following year. Because these contracts cover future insurable events only, their accounting treatment is governed by the accounting literature guidance for prospective reinsurance, as defined in the FASB Codification Master Glossary.

ASC 944-605-25-20 states the following:

“Amounts paid for prospective reinsurance of short-duration contracts that meet the conditions for reinsurance accounting shall be reported as prepaid reinsurance premiums.”

ASC 944-605-35-8 provides additional guidance on the reporting of prepaid reinsurance premiums:

“Prepaid reinsurance premiums recognized under paragraph 944-605-25-20 shall be amortized over the remaining contract period in proportion to the amount of insurance protection provided. If the amounts paid are subject to adjustment and can be reasonably estimated, the basis for amortization shall be the estimated ultimate amount to be paid.”

In an effort to accrue ceded written premium evenly over each calendar year, the Company historically has spread the accruing of ceded written premium relating to the CAT Program over the calendar 12-month period beginning January and concluding in December. During the first five months of each calendar year, the Company recorded ceded premium written based on an estimate of the expected cost of its CAT Program, which took effect on June 1, with corresponding entries to the balance sheet to increase prepaid reinsurance and reinsurance payable by the same amounts. The Company does not prepay its reinsurance coverage (i.e., pay cash in advance of the coverage being provided) prior to the commencement of the reinsurance program on June 1; instead, payments under the reinsurance program occur based on defined installments during the course of the coverage period with true-ups for the FHCF coverage.

In the third quarter of 2016, management took a fresh look at its practice of accruing for ceded written premium and subsequently re-evaluated the accounting literature and concluded that although US GAAP does not provide guidance with respect to the recording of ceded written premium within the coverage period particularly when installment premium is an option, US GAAP is clear that coverage and related accounting entries should begin when the underlying coverage for insurance risks covered by the contract becomes effective and until coverage is no longer effective for those risks. US GAAP is also clear that income statement or balance sheet activity prior to the effective date of the coverage period, absent a prepayment of coverage in cash, is not supportable based on the guidance that the costs incurred to obtain the benefit from the reinsurer are in relation to the coverage period, and not any period of time prior to the commencement of the coverage period. Therefore, the Company’s prior accounting method was in error – not because of the differences in accounting for ceded premium when written as opposed to when paid, but rather, because of the Company’s practice of accruing ceded written premium before the reinsurance agreements’ effective date. Management is now of the view that its prior practice of accruing ceded written premium in advance of the underlying reinsurance agreements’ effective date was not an acceptable practice under US GAAP.

This accounting error had no effect on the Company’s balance sheets as of December 31, 2015, 2014 and 2013 and statements of income, comprehensive income, stockholders’ equity and cash flows for the year ended December 31, 2015, 2014 and 2013 because ceded written premium was fully accrued by year end. There were also no impacts to the historical selected financial data from 2011 to 2015, which was reflected in Item 6 of the 2015 Form 10-K or the trailing 8 quarters of financial information presented for 2015 and 2014 in Note 17 presented in the Form 10-K, as no balance sheet information is presented and only earned premium is presented, for which there was no impact on an interim basis. The error did affect the Company’s Reinsurance footnote, however, as ceded written premium and net premium written are disclosed both on a discrete period and a year-to-date basis. The amounts of prepaid reinsurance premium are disclosed as of the balance sheet date.

The accounting error had no effect on the Company’s interim cash flow statements and very limited effect on the Company’s interim income statements and balance sheets, due to accruing and deferring ceded written premium before the reinsurance contracts became effective. Specifically, in the interim income statements, management has historically elected to show an expanded presentation of the income statement to reflect ceded premium written, net premiums written, and change in net unearned premium, although these financial statement line items are not required under US GAAP. The accounting error affected these three line items only. Importantly, premiums earned, net and net income were not affected by the accounting error. Correspondingly, in the interim balance sheets, the accounting error affected the accrual of prepaid reinsurance premiums as an asset and the accrual of reinsurance payable, net as a liability.

Materiality of the Accounting Error

Quantitative

Summary of the Effects of the Error on Interim Income Statements and Balance Sheets

	in millions			in millions			in millions			in millions			in millions
	Q1 2015			Q2 2015			Q3 2015			Q1 2016			Q2 2016
	Reported	Change	Revised	Reported	Change	Revised	Reported	Change	Revised	Reported	Change	Revised	Reported	Change	Revised
As Reported:
Income Statement	QTD	QTD	QTD	QTD	QTD	QTD	QTD	QTD	QTD	QTD	QTD	QTD	QTD	QTD	QTD
Direct premiums written	211.6	0.0	211.6	249.9	0.0	249.9	222.6	0.0	222.6	228.0	0.0	228.0	271.9	0.0	271.9
Ceded premiums written	(106.5)	(58.8)	(47.7)	(7.9)	191.7	(199.6)	(71.2)	(64.9)	(6.3)	(74.1)	(74.1)	0.0	(72.9)	221.0	(293.9)

Net premiums written	105.1	58.8	163.9	242.0	(191.7)	50.3	151.4	64.9	216.3	153.9	74.1	228.0	199.0	(221.0)	(22.0)
Change in net unearned premium	(10.7)	58.8	(69.5)	(129.2)	(191.7)	62.5	(5.3)	64.9	(70.2)	(1.5)	74.1	(75.6)	(42.6)	(221.0)	178.4

Premiums earned, net	94.4	0.0	94.4	112.8	0.0	112.8	146.1	0.0	146.1	152.4	0.0	152.4	156.4	0.0	156.4
Net Income	22.3	0.0	22.3	24.7	0.0	24.7	30.3	0.0	30.3	25.2	0.0	25.2	33.6	0.0	33.6
Balance Sheet
Prepaid reinsurance premiums	58.8	(58.8)	0.0	110.7	132.9	243.6	113.2	67.9	181.2	119.9	(74.1)	45.9	122.4	146.9	269.4
Total Assets	967.1	(58.8)	908.3	1047.4	132.9	1,180.3	1078.4	67.9	1,146.3	1029.0	(74.1)	954.9	1149.5	146.9	1,296.4
Reinsurance Payable, net	58.8	(58.8)	0.0	132.9	132.9	265.8	127.9	67.9	195.8	74.1	(74.1)	0.0	146.9	146.9	293.9
Total Liabilities	725.2	(58.8)	666.4	792.0	132.9	924.9	795.4	67.9	863.3	714.7	(74.1)	640.6	798.1	146.9	945.0
Stockholders’ equity	314.3	0.0	314.3	255.3	0.0	255.3	282.9	0.0	282.9	314.3	0.0	314.3	351.4	0.0	351.4
Income Statement	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
Direct premiums written	n/a	n/a	n/a	461.5	0.0	461.5	684.1	0.0	684.1	n/a	n/a	n/a	499.9	0.0	499.9
Ceded Written Premium	n/a	n/a	n/a	(114.4)	132.9	(247.3)	(185.6)	68.0	(253.6)	n/a	n/a	n/a	(146.9)	146.9	(293.8)

Net premiums written	n/a	n/a	n/a	347.1	(132.9)	214.2	498.5	(68.0)	430.5	n/a	n/a	n/a	353.0	(146.9)	206.1
Change in net unearned premium	n/a	n/a	n/a	(139.9)	(132.9)	(7.0)	(145.2)	(68.0)	(77.2)	n/a	n/a	n/a	(44.1)	(146.9)	102.8

Premiums earned, net	n/a	n/a	n/a	207.2	0.0	207.2	353.3	0.0	353.3	n/a	n/a	n/a	308.9	0.0	308.9
Net Income	n/a	n/a	n/a	47.0	0.0	47.0	77.3	0.0	77.3	n/a	n/a	n/a	58.8	0.0	58.8

Qualitative

From a qualitative standpoint, management evaluated the effect of the error consistent with the factors set forth in SAB 99:

•	The misstatements do relate to items that are generally capable of precise measurement.

•	The misstatements, which did not affect premiums earned, net or net income, did not mask any change in earnings or other trends given the results in each period as shown above.

•	The misstatements did not change income to a loss or vice versa during the periods.

•	The misstatements did not impact the Company’s compliance with loan covenants or other contractual requirements.

•	The misstatements had no impact on executive management compensation.

•	There was no concealment of an unlawful transaction.

•	The misstatements did not affect key measures/metrics important to investors:

•	No effect on the expense ratio.

•	No effect on the combined ratio.

•	No effect on GWP growth.

•	No effect on net premiums earned.

•	While analyst reports do mention net written premium and ceded earned premium by quarter, these metrics are not relied upon by investors. In addition, the Company annually files a Form 8-K to disclose the nature of its annual CAT Program to investors, with information provided as to the estimated ceded written premium to be paid and the period during which the coverage is provided.

•	No effect on net investment income.

•	No effect on effective tax rate.

•	No effect on Return on Equity.

•	No effect on book value or book value per share.

•	The misstatements were not intentional.

Correction

Applying SAB 108, management considered the effects of the misstatements individually and in the aggregate to both the 2016 and 2015 financial statements (as well as the corresponding interim financial statements) utilizing both the “iron curtain” method and the “rollover” method. In our situation, the interim period misstatements – i.e., incorrect accruals – are corrected by year end; hence, the “iron curtain” method, which quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination, does not apply. Under the “rollover” method, which quantifies misstatements based on the amount of the error originating in the current year income statement, management evaluated the amounts of the misstatements, which are large, as indicated in the table above.

Notwithstanding the amounts of these misstatements: in the interim income statements, the misstatements did not affect premiums earned, net or net income. In the interim balance sheets, although the misstatements affected prepaid reinsurance premiums and reinsurance payable, net, these estimated amounts are not relied on by investors to understand the economics of the CAT Program. The economics of the Company’s reinsurance program are initially adequately described in form 8-K including the general nature of the reinsurance program, including key elements such as the period of coverage, types of coverage and changes in coverage from year-to-year, quantitative impacts such as the total estimated ceded written premium, limits on loss recoveries from reinsurers, reinstatement premiums, and other pertinent factors which is then updated in our 10-Q and 10-K filings. The out-of-period adjustment to correct for these errors simply increased both assets and liabilities equally, with no effect on earnings, equity or cash flows. In addition, none of these line items, in either the income statement or the balance sheet, affect any key performance indicators that investors rely on to evaluate the Company’s performance. The Company provides transparent disclosures about the CAT Program in its Form 8-K, 10-Q and 10-K, which provide insight into the estimated written premium for the current treaty year.

Accordingly, management determined that the errors, when considered both individually and in the aggregate, on both a quantitative and qualitative basis, are not material. In the third quarter of 2016, the Company recorded an out-of-period adjustment to increase the balances of both prepaid reinsurance (ceded unearned premiums) and reinsurance payable accounts by equal amounts to correct for this misapplication of GAAP and conform to the newly adopted accounting method described below.

As of the quarter ended September 30, 2016, the Company has adopted an accounting method to fully accrue the amount of ceded written premium on the effective date of the CAT Program. The Company has concluded that this method is more commonly used in the industry based on the characteristics of our reinsurance program. For the Company, specifically, this approach reflects the minimum guaranteed ceded premiums in the balance sheet on the effective date (June 1st) of the annual CAT Program. Because the costs of the CAT Program are not cancellable and the Company cannot prorate the liability, cancel the coverage (with limited exceptions) or request a refund from the reinsurers, management believes that the full estimated cost, and liability, for the CAT program should be recorded in the balance sheet on the effective date.

*        *        *

Should you have any questions regarding our responses to the Comment Letter, please do not hesitate to contact me at (954) 267-5528.

Universal Insurance Holdings, Inc.

/s/ Frank C. Wilcox
Frank C. Wilcox
Chief Financial Officer and
Principal Accounting Officer

cc:	S. Downes, Chairman and Chief Executive Officer

J. Springer, President and Chief Risk Officer

R. Peterson, Chair, Audit Committee

K. Krause, Partner, Plante & Moran, PLLC